UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA’s Board of Directors has resolved to call the Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, on 17 March 2022, at 12:00, at first call, and on 18 March 2022, in the same place and at the same time, at second call, following the attached agenda.

Madrid, 10 February 2022

2022 ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2021.

1.2.	Approval of the non-financial information report of Banco Bilbao Vizcaya Argentaria, S.A. and that of its consolidated Group for the financial year ended 31 December 2021.

1.3.	Approval of the allocation of results for the 2021 financial year.

1.4.	Approval of the corporate management during the 2021 financial year.

TWO.- Approval of a distribution of 23 euro cents per share from voluntary reserves as additional remuneration to shareholders for the 2021 financial year.

THREE.- Adoption of the following resolutions on the re-election and appointment of members to the Board of Directors:

3.1.	Re-election of Carlos Torres Vila.

3.2.	Re-election of Onur Genç.

3.3.	Appointment of Connie Hedegaard Koksbang.

Pursuant to paragraph 2 of article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

FOUR.- Delegation to the Board of Directors, with express powers of sub-delegation, of the power to increase the Company’s share capital, for a period of five years, up to a maximum amount corresponding to 50% of the share capital, delegating in turn the power to exclude preemptive subscription rights, although this power will be limited to 10% of the Bank’s share capital in the terms described in the proposed resolutions, as well as the power to amend the corresponding article of the Bylaws.

FIVE.- Delegation to the Board of Directors, with express powers of sub-delegation, of the power to issue convertible securities into Company shares, for a period of five years, up to a maximum amount of SIX BILLION EUROS (EUR 6,000,000,000), delegating in turn the power to exclude preemptive subscription rights in such securities issues, although this power will be limited to 10% of the Bank’s share capital in the terms described in the proposed resolutions, as well as the power to increase the share capital in the required amount and to amend the corresponding article of the Bylaws.

SIX.- Authorization for the Company to carry out the derivative acquisition of its own shares, directly or through Group companies, setting the limits or requirements thereon and conferring on the Board of Directors the powers necessary to execute the acquisition, rendering without effect the unused portion of the authorization given at the General Shareholders’ Meeting held on March 16, 2018.

SEVEN.- Approval of the reduction of the share capital of the Bank in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, delegating to the Board of Directors the implementation of the share capital reduction on one or more occasions.

EIGHT.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

NINE.- Appointment of the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the 2022, 2023 and 2024 financial years.

TEN.- Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Meeting.

ELEVEN.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 10, 2022	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors